Exhibit 99.1

Maris-Tech Introduces Garnet: A Compact, Low-Power Video and AI Payload for Miniature Drones

New integrated system combines thermal and day imaging with onboard AI, adaptive communication and radio frequency datalink

Rehovot, Israel, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced the launch of Garnet, a compact, lightweight, and low-power integrated video and AI payload for miniature drones.

Powered by Maris-Tech’s advanced Jupiter Drones technology, Garnet delivers advanced imaging and autonomous payload capabilities for defense-grade unmanned aerial systems. A leading defense industry customer has already ordered samples of Garnet.

Garnet integrates a thermal camera, day camera and radio frequency datalink into a single, ready-to-deploy payload. It supports full mission functionality, including low-latency video streaming, onboard recording, AI models, connectivity to drone autopilot systems, and adaptive communication for dynamic mission conditions.

Designed for unmanned platforms, Garnet delivers reliable, high-performance Intelligence, Surveillance, Reconnaissance and real-time edge processing in size, weight and power-constrained environments. The system’s unified payload approach enables drone manufacturers and integrators to shorten development cycles, improve mission reliability and leverage AI-enhanced situational awareness at the tactical edge.

“We believe that the launch of Garnet is another step in Maris-Tech’s transition towards providing turnkey solutions, this time for the drone market,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Garnet provides a complete solution for the rapidly growing miniature drone market and allows customers to integrate their own proprietary applications.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits, advantages and potential sales of Garnet, its belief that the launch of Garnet is another step in the Company’s transition towards providing turnkey solutions, this time for the drone market, that Garnet provides a complete solution for the rapidly growing miniature drone market and allows customers to integrate their own proprietary applications. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com